UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

XINHUA FINANCE MEDIA LIMITED
(Name of Issuer)

          A Common Shares, par value $0.001 per share
(Title of Class of Securities)

             983982109
(CUSIP Number)

Robert P. Bermingham
Yucaipa Global Partnership Fund L.P.
9130 W. Sunset Boulevard
Los Angeles, California 90069
          (310) 789-7200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           December 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages

SCHEDULE 13D

CUSIP No.: 983982109	Page 2 of 8 pages

1.	Names of Reporting Persons. RONALD W. BURKLE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	20,106,268(1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	20,106,268(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,106,268(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.

Percent of Class Represented by Amount in Row (11)

12.7% based on 146,914,667 common shares outstanding as of November 30, 2008, plus an additional 11,532,246 common shares issuable upon conversion of certain securities held

14.	Type of Reporting Person: IN

(1) Assumes conversion of certain securities held which will become convertible as of February 28, 2009.

SCHEDULE 13D

CUSIP No.: 983982109	Page 3 of 8 pages

1.	Names of Reporting Persons. RBDI LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	20,106,268(1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	20,106,268(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,106,268(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.

Percent of Class Represented by Amount in Row (11)

12.7% based on 146,914,667 common shares outstanding as of November 30, 2008, plus an additional 11,532,246 common shares issuable upon conversion of certain securities held

14.	Type of Reporting Person: OO

(1) Assumes conversion of certain securities held which will become convertible as of February 28, 2009.

SCHEDULE 13D

CUSIP No.: 983982109	Page 4 of 8 pages

1.	Names of Reporting Persons. YUCAIPA GLOBAL HOLDINGS G.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	20,106,268(1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	20,106,268(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,106,268(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.

Percent of Class Represented by Amount in Row (11)

12.7% based on 146,914,667 common shares outstanding as of November 30, 2008, plus an additional 11,532,246 common shares issuable upon conversion of certain securities held

14.	Type of Reporting Person: PN

(1) Assumes conversion of certain securities held which will become convertible as of February 28, 2009.

SCHEDULE 13D

CUSIP No.: 983982109	Page 5 of 8 pages

1.	Names of Reporting Persons. YGOF GP LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	20,106,268(1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	20,106,268(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,106,268(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.

Percent of Class Represented by Amount in Row (11)

12.7% based on 146,914,667 common shares outstanding as of November 30, 2008, plus an additional 11,532,246 common shares issuable upon conversion of certain securities held

14.	Type of Reporting Person: CO
(1) Assumes conversion of certain securities held which will become convertible as of February 28, 2009.

SCHEDULE 13D

CUSIP No.: 983982109	Page 6 of 8 pages

1.	Names of Reporting Persons. YUCAIPA GLOBAL PARTNERSHIP FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	20,106,268(1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	20,106,268(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,106,268(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.

Percent of Class Represented by Amount in Row (11)

12.7% based on 146,914,667 common shares outstanding as of November 30, 2008, plus an additional 11,532,246 common shares issuable upon conversion of certain securities held

14.	PN

(1) Assumes conversion of certain securities held which will become convertible as of February 28, 2009.

CUSIP No.: 983982109	Page 7 of 8 pages

This Amendment No. 2 (this “Amendment”) amends certain information in the Statement on Schedule 13D filed on October 9, 2007 (the “Initial Statement”), as amended by Amendment No. 1 to the Initial Statement filed on February 21, 2008 (the “Amendment No. 1”), by Ronald W. Burkle, RBDI LLC, Yucaipa Global Holdings G.P., YGOP GP Ltd. and Yucaipa Global Partnership Fund L.P.  Except as set forth in this Amendment, the Initial Statement and the Amendment No. 1 remain unchanged.  Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 5.   Interest in Securities of the Issuer

Item 5. of the Initial Statement is hereby amended by deleting Item 5(a) and replacing it with the following:

“(a) The Reporting Persons may be deemed to beneficially own 20,106,268 shares of the Company’s Common Stock.  Such shares represent approximately 12.7% of the Company’s outstanding Common Stock based on  (i) 146,914,667 shares of the Company’s Common Stock outstanding as of November 30, 2008, based on information reported by the Company on Form 6-K filed with the Securities and Exchange Commission on November 18, 2008 and the Company’s proxy statement, dated December 5, 2008, available on the Company’s website (which include 8,574,022 shares of the Company’s Common Stock held by Yucaipa Global Partnership), and (ii) the assumed conversion of all of the Series B Convertible Preferred Shares of the Company held by Yucaipa Global Partnership as of the date of this filing into 11,532,246 shares of the Company’s Common Stock.  By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock to which this Statement relates directly beneficially owned by Yucaipa Global Partnership.  Mr. Burkle disclaims any such ownership (except to the extent of his pecuniary interest therein), and the filing of this Statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.”

CUSIP No.: 983982109	Page 8 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2008	RONALD W. BURKLE
By: /s/ Ronald W. Burkle

Date: December 22, 2008	RBDI LLC
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

Date: December 22, 2008	YUCAIPA GLOBAL HOLDINGS G.P.
By: RBDI LLC
Title: Managing Partner
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

Date: December 22, 2008	YGOF GP LTD.
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President

Date: December 22, 2008	YUCAIPA GLOBAL PARTNERSHIP FUND L.P.
By: YGOF GP LTD.
Title: General Partner
By: /s/ Robert P. Bermingham
Name: Robert P. Bermingham
Title: Vice President